2101 - 885 West Georgia Street Vancouver, B.C. Canada V6C 3E8 Tel: +1 604 689 78 42 Fax: +1 604 689 42 50	Hovslagargatan 5 SE-111 48 Stockholm, Sweden Tel: +46 8 545 074 70 Fax: +46 8 545 074 71

NEWS RELEASE

LUNDIN MINING FINALIZES ACQUISITION OF 49% INTEREST IN OZERNOE ZINC/LEAD PROJECT

November 17, 2006 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that its wholly-owned subsidiary, Lundin Mining AB, has finalized the acquisition of a 49% interest in the Ozernoe project, a major zinc/lead deposit located in the Republic of Buryatia in the Russian Federation. Lundin Mining’s consideration for its 49% interest is US$125 million. A preliminary assessment of the project contemplates construction of an open pit mining operation with indicated resources estimated to be 157 million tonnes grading 5.2% zinc and 1.0% lead.

A joint venture company has been formed and is held 49% by Lundin Mining and 51% by Metropol. The activities of the company are governed by a shareholders’ agreement. The JV will develop Ozernoe Zinc deposit and operate the mine. Lundin Mining’s US$125 million payment comprises US$2 million, paid to secure negotiation exclusivity on the project, and US$113 million paid upon closing of the transaction, of which US$ 10 million will be used for costs incurred after signing the LOI in May, 2006 for a bankable feasibility study. The remaining US$10 million is payable after the project has gone into commercial production. The final purchase price is subject to an adjustment based on recoverable zinc metal from the JORC Code resources confirmed by the bankable feasibility study.

Lundin Mining has overall management responsibility for the project, including development, construction and operation of the mine once completed. The preliminary capital expenditure for the project is US$400 million, as estimated in the prefeasibility study. Lundin Mining will be responsible for arranging project financing in an amount equal to 60% of the cash required to put the project into commercial production, with the remaining 40% injected as equity by Lundin Mining and Metropol on a pro rata basis.

Mr. Leif Engström has been appointed General Director for the Ozernoe project. Mr. Engström has extensive international experience in the mining industry in project development, having worked the last 30 years with projects in the Middle East, Africa and Europe. Mr. Göran Arlefalk has been appointed Deputy General Director and also has extensive international experience as a consultant and project manager. Mr. Valentin Buhov has been appointed Chief Geologist. Mr. Buhov is a geological engineering graduate of the University of Mining & Geology in Sophia, Bulgaria and has more than 13 years international experience, including his most recent role as Chief Geologist for Ivanhoe-Hereward Bulgaria EAD.

Currently there are three drill rigs carrying out an in-fill resource definition program. The Environmental Impact Study is presently underway, and camp construction and road improvements have begun. "Closing the acquisition of Ozernoe is an important step in our work to develop the deposit into a major mine. We have also been successful in recruiting a strong and experienced management team that will lead the project. The next step is to plan for the bankable feasibility study before the actual construction of the mine will begin," commented Karl-Axel Waplan, President and COO of Lundin Mining.

Colin K. Benner, Vice Chairman and CEO of Lundin Mining said, "We are excited about the Ozernoe project and the value it adds to the shareholders of our newly merged company. It is a world class zinc deposit that will become a world class zinc mining operation under the leadership of Karl-Axel and our new managers. We are equally excited about this entry into Russia as it holds great promise for the future growth of Lundin Mining."

Lundin Mining was recently merged with EuroZinc Mining Corporation to form a rapidly growing, mid-tier mining company engaged in the acquisition, exploration, development and mining of base metal deposits internationally. The company operates the Neves-Corvo mine in Portugal, the Zinkgruvan and Storliden mines in Sweden and the Galmoy mine in Ireland. The company’s exploration portfolio is extensive and includes interests in international ventures and development projects. Lundin Mining has its head office in Vancouver, Canada, and its executive management team in Stockholm, Sweden.

Lundin Mining Corporation
News Release

For further information, please contact:

Colin K. Benner, Vice Chairman & CEO: +1 604 681-1337
Karl-Axel Waplan, President & COO: +46-705-10 42 39
Ron Ewing, Vice President: +1 604-681-1337
Catarina Ihre, Manager, Investor Relations: +46 70 607 92 63
Sophia Shane, Investor Relations: +604-689-7842

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.